UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-13981

In the matter of the Application of Precidian ETFs Trust; Precidian Funds LLC; and Foreside Fund Services, LLC

_____

Application for an Order to amend a prior order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

_____

All communications and orders to:

Mark Criscitello
Precidian Funds LLC
350 Main Street, Suite 9
Bedminster, New Jersey 07921-2689

With a copy to:

George Simon
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, IL 60610-4764

Page 1 of 22 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on ~~May 25,~~June 29, 2012

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TABLE OF CONTENTS

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I.   Summary of Application

A.   Request for Amended Order

In this SecondThird Amended and Restated Application, dated as of May 25,June 29, 2012 (this "Application"), the undersigned applicants, Precidian ETFs Trust (the "Trust"), Precidian Funds LLC (the "Adviser") and Foreside Fund Services, LLC ("Foreside," and together with the Trust and the Adviser, the "Applicants"), apply for and request an order ("Amended ETF Order") to amend a prior order under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), that granted an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act that granted an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act that granted an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Prior Order").[1] This application amends a prior application dated November 28, 2011.

The Prior Order permits, among other things:

- the Funds, each a registered open-end investment company or series thereof, to issue Shares to be redeemable in large aggregations only;

- secondary market transactions in Shares to be effected at negotiated market prices rather than at NAV per Share on one or more national securities exchanges as defined in Section 2(a)(26) of the Act, including NYSE Arca, Inc. and The Nasdaq Stock Market, Inc.;

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[1] Precidian ETFs Trust, et al., Investment Company Act Release Nos. 29692 (June 9, 2011) (notice) and 29712 (July 1, 2011) (order). All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the application for the Prior Order ("Prior Application").

- certain Affiliated Persons of the Funds to deposit securities into, and receive securities from, such investment companies, in connection with the "in-kind" purchase and redemption of aggregations of Shares of such investment companies;

- the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

- management investment companies and unit investment trusts registered under the Act that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act; and

- the Funds, any principal underwriter for the Funds, and/or any broker-dealer registered under the Exchange Act, to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act.

The Amended ETF Order would permit the Funds to issue Shares in less than Creation Unit size to investors participating in a distribution reinvestment program.[2] Except as specifically noted herein, all representations contained in the Prior Application relating to the operation of the series of the Trust will remain in effect and will apply to any Funds relying on the Amended ETF Order. The only difference between the terms and conditions in the Prior Application and this Application relates to a Fund issuing shares in less than Creation Unit size pursuant to a distribution reinvestment plan.

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[2] All entities that currently intend to rely on the Amended ETF Order are named as Applicants. Any other entity that relies on the Amended ETF Order in the future will comply with the terms and conditions of this Application.

With respect to the relief granted in the Prior Order pursuant to Section 6(c), the Amended ETF Order remains appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. With respect to the relief granted in the Prior Order pursuant to Section 17(b), the Amended ETF Order remains reasonable and fair and does not involve overreaching on the part of any person, consistent with the policies adopted, or to be adopted, by the Funds and consistent with the general purposes of the Act. With respect to the relief granted in the Prior Order under Section 12(d)(1)(J) of the Act, the Amended ETF Order remains consistent with the public interest and the protection of investors. No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act.

II.   Background

A.   Applicants

The Trust is a statutory trust organized under the laws of Delaware. The Trust has registered under the Act with the Commission as an open-end management investment company with multiple series. The Applicants are requesting relief with respect to the Initial Fund described in the Prior Application. The Initial Fund is named "Maxis Nikkei 225 Index Fund" and is a separate series of the Trust. The Applicants also request that the relief extend to Future Funds of the Trust.

The Adviser is a Delaware limited liability corporation that is a registered investment adviser under the Advisers Act. The Adviser serves as investment adviser to the Initial Fund, and the Adviser, or an entity controlling, controlled by, or under common control with the Adviser, will serve as investment adviser to any Future Funds.

The distributor for the Initial Fund is Foreside, a Delaware limited liability company with its principal office and place of business at 3 Canal Plaza, Portland, Maine 04101. Foreside is a Broker registered under the Exchange Act. Foreside distributes Shares on an agency basis. Foreside is not affiliated with any Exchange.

B.   Distribution Reinvestment Program

The Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through the "Distribution Reinvestment Program" described below.

The Trust will make the DTC Dividend Reinvestment Service available for use by Beneficial Owners through DTC Participants for reinvestment of their cash dividends. Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service. So, Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend Reinvestment Service through such broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by the Fund at NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key ways. First, in dividend reinvestment programs typically offered by broker-dealers, the additional Shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC

4816-1381-7359.14482-7407.1

Dividend Reinvestment Service are purchased directly from the Fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that the Funds will know how many Shares to issue. On the payment date for any distribution, DTC will receive from the Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Because reinvested dividends do not require liquidation of Portfolio Securities, the Trust will save the costs associated with liquidation that would otherwise be incurred.

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The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all. As noted above, to participate in the Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice.

Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

The Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without ~~necessarily~~ paying a brokerage commission ~~or~~and without necessarily paying a fee (as noted above brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors.

So, the Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is "appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the Act; and the Program meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is appropriate if the Commission finds that "the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned . . . and the proposed transaction is consistent with the general purposes" of the Act.

As noted above, broker-dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment

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program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC Reinvestment Service. Therefore, it is not anticipated that broker-dealers will offer their customers the option to choose between the plans.

III.   Request for Relief

The Prior Application stated that "No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients." In addition, the Prior Application included several representations and a condition noting that Shares could be acquired from the Funds and the Funds would issue Shares in Creation Units only. The Applicants seek an order from the Commission amending the Prior Order to specifically permit the Funds to operate the Distribution Reinvestment Program as described above.

The Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV. The Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.

If the requested relief is not granted, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by the Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders. The Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.

The Applicants note that the number of Shares issued through the Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the Distribution Reinvestment Program. The Applicants also note that they do not believe the issuance of Shares under the Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

The Applicants do not believe that providing Beneficial Owners with an added *optional* benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners' expectations about the Funds or the fact that individual Fund shares trade at secondary market prices. The Applicants believe Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program. The Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Distribution Reinvestment Program at NAV. Since the Distribution Reinvestment Program will be described fully in each Fund's Registration Statement, Beneficial Owners' expectations as to the key features of their investment will be set prior to their investment in a Fund. Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program. Those who do not find this feature appealing are free to not invest in the Fund or to decline participation in the Distribution Reinvestment Program.

The exemptive relief granted in the Prior Order was granted pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act];" pursuant to Section 17(b) of the Act, which provides that the

Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an Affiliated Person of such company, if the Commission finds that "the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act];" and Section 12(d)(1)(J) of the Act, which provides that the Commission may "exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors."

With respect to the relief granted in the Prior Order pursuant to Section 6(c), the Amended ETF Order remains appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. With respect to the relief granted in the Prior Order pursuant to Section 17(b), the Amended ETF Order remains reasonable and fair and does not involve overreaching on the part of any person, consistent with the policies adopted, or to be adopted, by the Funds and consistent with the general purposes of the Act. With respect to the relief granted in the Prior Order under Section 12(d)(1)(1) of the Act, the Amended ETF Order remains consistent with the public interest and the protection of investors. No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act.

Further, as noted above, all representations contained in the Prior Application relating to the operation of the series of the Trust remain in effect and will apply to any Funds relying on the Amended ETF Order. The only difference between the representations and

4816-1381-7359.14482-7407.1

conditions in the Prior Application and this Application relates to a Fund issuing Shares in less than Creation Unit size pursuant to the Distribution Reinvestment Program.

For the reasons stated above, the Applicants believe it is in the best interest of the Funds and their Beneficial Owners for the Distribution Reinvestment Program to be available to them. The Applicants do not believe any public policy interest is served by preventing this option from being made available to the Beneficial Owners.

IV. Comparability of Relief Sought to Prior Relief Granted by Commission

The Commission previously has granted exemptive relief to permit the operations of an ETF based on an exemptive application stating that the ETF would allow shareholders to purchase shares directly from the ETF through the DTC book entry dividend reinvestment service.[3] In addition, it is apparent from annual reports that other ETFs also allow their investors to participate in the DTC book entry dividend reinvestment service and purchase shares in less than Creation Units from the ETFs. The Applicants are not aware of any issues in connection with these dividend reinvestment plans. Accordingly, subject to the modifications to the terms and conditions of the Prior Order requested in this Application, the Applicants believe that the Commission should likewise permit the Funds to offer shares in less than Creation Units through the Distribution Reinvestment Program.

V. Express Conditions to this Application

The Applicants agree that any order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except that condition A.2 is revised in its entirety as follows:

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[3] MID CAP SPDR Trust, Series 1, et al., Investment Company Act Release Nos. 20797 (December 23, 1994) (notice) and 20844 (January 18, 1995) (order).

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Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

VI. Names and Addresses

The following are the names and addresses of the Applicants:

Precidian Funds LLC
350 Main St., Suite 9
Bedminster, New Jersey 07921

Precidian ETFs Trust
350 Main St., Suite 9
Bedminster, New Jersey 07921
Foreside Fund Services, LLC
Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

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VII. Authorizations and Signatures

AUTHORIZATION
PRECIDIAN ETFS TRUST

In accordance with Rule 0-2(c) under the Act, Mark Criscitello, in his capacity as Chairman of the Precidian ETFs Trust ("Trust"), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Chairman of the Trust and pursuant to the following resolutions adopted by the Trustees of the Trust on October 20, 2011:

RESOLVED, that the Chairman be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the "SEC") an application for an order to amend the Trust's prior exemptive order (the "Application"), and any and all amendments thereto, which prior order granted pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, granted pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and granted pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Chairman and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended (the "Securities Act").

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RESOLVED, that any and all actions heretofore taken by the Chairman and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Chairman and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC's Division of Investment Management of the Application.

Precidian ETFs Trust

By: _____
Name: Mark Criscitello
Title: Chairman
Dated: ~~May 25,~~June 29, 2012

AUTHORIZATION
PRECIDIAN FUNDS LLC

In accordance with Rule 0-2(c) under the Act, Mark Criscitello states that all actions necessary to authorize the execution and filing of this Application by Precidian Funds LLC have been taken, and that as a Principal of Precidian Investments LLC, the sole member thereof, he is authorized to execute and file the same on behalf of Precidian Funds LLC and all actions necessary to execute and file such instrument have been taken. Mark Criscitello further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC
By: Precidian Investments LLC
        Sole Member

By: _____
Name: Mark Criscitello
Title: Principal
Dated: May 25,June 29, 2012

AUTHORIZATION
FORESIDE FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Richard Berthy states that all actions necessary to authorize the execution and filing of this Application by Foreside Fund Services, LLC have been taken, and that as Vice President of Foreside Fund Services, LLC he is authorized to execute and file the same on behalf of Foreside Fund Services, LLC and all actions necessary to execute and file such instrument have been taken. Richard Berthy further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By: _____
Name: Richard Berthy
Title: Vice President
Dated: ~~May 25,~~June 29, 2012

VERIFICATION
PRECIDIAN ETFS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Precidian ETFs Trust, that he is the Chairman of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETFs Trust

By: _____
Name: Mark Criscitello
Title: Chairman
Dated: May 25,June 29, 2012

VERIFICATION
PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

> **Precidian Funds LLC**
> By: Precidian Investments LLC
>   Sole Member
>
> By: _____
> Name: Mark Criscitello
> Title: Principal
> Dated: ~~May 25,~~June 29, 2012

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FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Foreside Fund Services, LLC, that he is Vice President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By: _____
Name: Richard Berthy
Title: Vice President
Dated: ~~May 25,~~June 29, 2012

Document comparison by Workshare Professional on Friday, June 29, 2012
9:28:43 AM

Input:	
Document 1 ID	C:\Documents and Settings\pfetzer\My Documents\NDEcho\Precidian ETFs Trust Amendment 2 to Exemptive Application Amended Order Dividend Reinvestment.doc
Description	C:\Documents and Settings\pfetzer\My Documents\NDEcho\Precidian ETFs Trust Amendment 2 to Exemptive Application Amended Order Dividend Reinvestment.doc
Document 2 ID	C:\Documents and Settings\pfetzer\My Documents\NDEcho\Precidian ETFs Trust Amendment 3 to Exemptive Application Amended Order Dividend Reinvestment.doc
Description	C:\Documents and Settings\pfetzer\My Documents\NDEcho\Precidian ETFs Trust Amendment 3 to Exemptive Application Amended Order Dividend Reinvestment.doc
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